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                                                                        2000 - 3







                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549
                                     -------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

        For the period commencing February 17, 2000 through April 4, 2000

                                     -------



                      KONINKLIJKE PHILIPS ELECTRONICS N.V.


                              --------------------
                              (Name of registrant)


       Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands


                      -------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F  X       Form 40-F
               ---                -----

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

     Yes         No    X
         -----       -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  -----------


          Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:




                           Richard C. Morrissey, Esq.
                               Sullivan & Cromwell
                                St. Olave's House
                               9a Ironmonger Lane
                         London EC2V 8EY, UNITED KINGDOM



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This report comprises a copy of the press releases entitled 'Stock split and dividend dates for holders of American Philips shares held through the New York Registry', dated April 4, 2000.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 4th day of April, 2000.









                      KONINKLIJKE PHILIPS ELECTRONICS N.V.









                                /s/ C. Boonstra

                                  C. Boonstra
                                   (President,
                      Chairman of the Board of Management)









                               /s/ J.H.M. Hommen

                                  J.H.M. Hommen
                           (Executive Vice-President,
                        Member of the Board of Management
                          and Chief Financial Officer)


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Stock split and dividend dates for holders of American Philips shares held through the New York Registry

On March 30, 2000 the General Meeting of Shareholders of Royal Philips Electronics adopted the proposed four-for-one stock split of Philips shares. The record date for the stock split for holders of American shares held through the New York Registry has been fixed at the close of business on Friday, April 14, 2000, and the payment date for such shares will be Monday, April 17, 2000.

In addition, the General Meeting of Shareholders of Royal Philips Electronics adopted the proposed cash-dividend of EUR 1.20 (USD 1.14288) per common share. In relation to the cash-dividend to holders of American shares held through the New York Registry, the ex-dividend date and the record date for such cash-dividend have been changed to April 5 and April 7, 2000, respectively. These dates replace and supersede the ex-dividend and record dates for holders of American shares previously communicated by the company. The payment date to holders of American shares remains unchanged at April 19, 2000.